UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

DIEDRICH COFFEE, INC.

(Name of Subject Company (Issuer))

PEBBLES ACQUISITION SUB, INC.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Lawrence J. Blanford

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$212,469,740	$11,855.81

(1) Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 6,070,564 shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., consisting of (i) 5,726,813 shares issued and outstanding as of December 7, 2009 and (ii) 343,751 shares expected to be issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with vested options, warrants and other rights to acquire Diedrich Coffee, Inc. common stock, by (b) the tender offer price of $35.00 per share.

(2) The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $55.80 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,855.81

Form or Registration No.: Schedule TO-T

Filing Party: Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.

Date Filed: December 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 16 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 11, 2009, as amended (the “Schedule TO”), by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“Parent”), and Pebbles Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Diedrich Coffee, Inc., a Delaware corporation (the “Company”), at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, of the Offer to Purchase, dated December 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings assigned to such terms in the Schedule TO or the Offer to Purchase, as applicable.

Item 11. Additional Information.

Items 5 and 11 of the Schedule TO are amended and supplemented to include the following:

The following paragraph is added to the end of Section 11 – “Background of the Offer; The Merger Agreement” – “Background of the Offer” of the Offer to Purchase:

“On May 10, 2010, the FTC closed its investigation concerning the Offer and the Merger, concluding that no further action by the FTC is warranted at this time.”

Item 11 of the Schedule TO is further amended and supplemented to include the following:

The following paragraph replaces the former second paragraph of Section 15 – “Certain Legal Matters; Regulatory Approvals” – “Antitrust” – “United States Antitrust Law” of the Offer to Purchase:

“The Company filed a Notification and Report Form with respect to the Offer and the Merger on December 8, 2009, pursuant to the requirements of the HSR Act. Parent, on behalf of itself and the Purchaser, filed a Notification and Report Form with respect to the Offer and the Merger with the FTC and the DOJ on December 9, 2009, pursuant to the requirements of the HSR Act. Following consultation with the FTC staff, Parent voluntarily withdrew its Notification and Report Form effective December 24, 2009 and re-filed its Notification and Report Form on December 29, 2009, in order to provide the FTC with additional time to review the information submitted by Parent and the Company. Parent then received the Second Request on January 13, 2010, and, on April 30, 2010, Parent certified to the FTC that Parent had substantially complied with the Second Request. The FTC then closed its investigation concerning the Offer and the Merger on May 10, 2010, concluding that no further action by the FTC is warranted at this time. With this closure, all necessary approvals of the Offer and the Merger under the HSR Act were obtained. The other conditions to the Offer described in Section 14 – “Conditions of the Offer” of the Offer to Purchase remain subject to satisfaction. The Purchaser does not expect to further extend the Offer beyond the current Expiration Time of 12:00 midnight (one minute after 11:59 p.m.) New York City, New York time on Monday, May 10, 2010.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented to include the following:

“(a)(5)(xiii) Press Release issued May 10, 2010”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

Date: May 10, 2010

By:  /s/  Frances G. Rathke

        Name: Frances G. Rathke

        Title: Chief Financial Officer

PEBBLES ACQUISITION SUB, INC.

Date: May 10, 2010

By:  /s/  Howard Malovany

        Name: Howard Malovany

        Title: Vice President, Corporate,

                  General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(i)	Offer to Purchase dated December 11, 2009*+

(a)(1)(ii)	Form of Letter of Transmittal*+

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*+

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(5)(i)	Press release dated December 8, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 8, 2009)

(a)(5)(ii)	Summary Advertisement published on December 11, 2009*

(a)(5)(iii)	Press Release issued December 11, 2009*

(a)(5)(iv)	Letter to Stockholders of Diedrich Coffee, Inc. dated December 18, 2009*

(a)(5)(v)	Letter to Employees of Diedrich Coffee, Inc. dated December 18, 2009*

(a)(5)(vi)	Press Release issued January 8, 2010*

(a)(5)(vii)	Press Release issued January 13, 2010*

(a)(5)(viii)	Presentation to Employees of Diedrich Coffee, Inc. dated January 19, 2010*

(a)(5)(ix)	Press Release issued February 8, 2010*

(a)(5)(x)	Press Release issued March 9, 2010*

(a)(5)(xi)	Press Release issued April 6, 2010*

(a)(5)(xii)	Press Release issued May 3, 2010*

(a)(5)(xiii)	Press Release issued May 10, 2010

(b)(1)	Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed for the fiscal year ended September 29, 2007)

(b)(2)	Amendment No. 1 dated July 18, 2008 to Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended September 27, 2008)

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(2)	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(3)	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Diedrich Coffee, Inc. and Green Mountain Coffee Roasters, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

+	Previously mailed to holders and beneficial owners of the Shares